

March 25, 2026

Eric Adams
Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 1445 – 885 West Georgia St.
Vancouver, British Columbia
Canada V6C 3E8

> **Re: InMed Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed March 20, 2026**
> **File No. 333-294503**

Dear Eric Adams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Saks, Esq.